SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For March 22, 2004
------------------


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F, Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                Form 20-F [X]                     Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                Yes [ ]                           No [X]

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Bonso Electronics Announces Exercise of Warrants


HONG KONG, Mar 22/PRNewswire-FirstCall/- Bonso Electronics International, Inc (Nasdaq: BNSO) today announced that 65,964 of its publicly traded common stock purchase warrants (NASDAQ: BNSOZ) were exercised to purchase 32,982 shares of Bonso's common stock at $8.25 per share. The unexercised publicly traded common stock purchase warrants expired on February 13, 2004. Two warrants were exercisable to purchase one share of Bonso's common stock. As a result of the exercise of the warrants, Bonso received proceeds of $272,101.50, and the number of outstanding shares increased to 5,708,365.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com.

The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, seasonality of sales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

For more information, please contact,

In US - George OLeary,
Tel: 1-949-760-9611
Fax: 1-949-760-9607

In Hong Kong - Cathy Pang
Tel: +852-2605-5822
Fax: +852-2691-1724

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: March 22, 2004                     By: /s/ Henry F. Schlueter
      --------------                     ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary